SUPERFUND GOLD, L.P.

C/O SUPERFUND CAPITAL MANAGEMENT, INC.

SUPERFUND OFFICE BUILDING

PO BOX 1479

GRAND ANSE

ST. GEORGE’S, GRENADA

WEST INDIES

May 9, 2012

Mr. Tom Kluck

Legal Branch Chief

Ms. Folake

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Superfund Gold, L.P. (the “Company”) Amendment No. 1 to the Registration
Statement on Form S-1 (File No. 333-179534)

Dear Mr. Kluck and Ms. Folake:

We hereby request that the effective date for the Company’s Registration Statement (File No. 333-179534) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on May 11, 2012, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUPERFUND GOLD, L.P.		Very truly yours, SUPERFUND USA, INC.

By:	Superfund Capital Management, Inc.,	By:	/s/ Heather Kelly
	its General Partner		Name: Heather Kelly
Title: President
By:	/s/ Nigel James
Name: Nigel James Title: President